

21001496

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

*SEC
Mail Processing
Section
MAR 0 8 2021
Washington DC
406*

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Pacific Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Kalmus Drive, Suite H8

(No. and Street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Swoish   714-619-3000

(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name -- *if individual, state last, first, middle name*)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Swoish _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Pacific Securities _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

CYNDI BUESCHEL
COMM. #2291874
NOTARY PUBLIC - CALIFORNIA
RIVERSIDE COUNTY
My Comm. Expires July 5, 2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT PACIFIC SECURITIES

Table of Contents

SIPC Form 7

Independent Accountant's Report on Applying Agreed
Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Great Pacific Securities

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Great Pacific Securities as of December 31, 2020, the related statements of income, changes in stockholders' equity, subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Great Pacific Securities as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Great Pacific Securities' management. My responsibility is to express an opinion on Great Pacific Securities' financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Great Pacific Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Great Pacific Securities' financial statements. The Supplemental Information is the responsibility of the Great Pacific Securities' management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Great Pacific Securities' auditor since 2003.
Tarzana, California
February 22, 2021

GREAT PACIFIC SECURITIES

Statement of Financial Condition
For the Year Ended December 31, 2020

ASSETS

Cash and cash equivalents	$	391,407
Clearing Deposits		1,009,395
Accounts Receivable		36,142
Due from Clearing Firm		613,656
Secured Demand Notes		8,000,000
Other Assets		13,856
Total Assets	$	10,064,456

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	132,984
Due To Clearing Firm		27,987
Accrued Payroll Taxes and Other		215,799
Accrued Commissions and Salaries		436,433
Other Accrued Expenses		248,609
Subordinated Borrowings (Note 5)		8,000,000
Total Liabilities		9,061,812

STOCKHOLDERS' EQUITY

Common stock, 1,000,000 shares authorized, no par value, 900,000 shares issued and outstanding at stated value of $0.02 per share		18,000
Additional Paid in Capital		939,882
Retained Earnings		44,762
Total Stockholders' Equity		1,002,644
Total Liabilities and Stockholders' Equity	$	10,064,456

GREAT PACIFIC SECURITIES

Statement of Income
For the Year Ended December 31, 2020

REVENUES (Note 2)

Commissions	$	2,327,613
Principal Trading, Underwriting & Selling Group Participation		13,245,857
Interest Income		34,228
Consulting & Advisory		81,250
Total Revenues		15,688,948

EXPENSES

Clearing Charges	401,395
Commissions	5,355,693
Insurance	96,471
Employee Compensation and Benefits	1,131,372
Interest	401,666
Legal and Professional Fees	66,817
Occupancy (Note 8)	105,292
Payroll Taxes	246,862
Pension Plan	500,519
Quotation	300,553
Travel and Entertainment	160,611
Other Operating Expenses	640,521
Total Expenses	9,407,772

NET OPERATING INCOME	6,281,176
LESS: INCOME TAX EXPENSE (Note 6)	85,510
NET INCOME	$ 6,195,666

GREAT PACIFIC SECURITIES

Statement of Stockholders' Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance, January 1, 2020	$ 18,000	$ 939,882	$ 49,096	$ 1,006,978
Dividend			(6,200,000)	(6,200,000)
Net income			6,195,666	6,195,666
Ending balance, December 31, 2020	$ 18,000	$ 939,882	$ 44,762	$ 1,002,644

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	6,195,666
Noncash Items Included in Net Earnings:		
Loan Forgiveness		(500,500)
Adjustments to reconcile net income to net cash provided by Operating activities:		
(Increase) decrease in assets		
Accounts Receivable		13,226
Clearing Deposits		(1,009,395)
Due from Clearing Firm		(542,432)
Bonds		852,956
Other Assets		5,016
Increase (decrease) in liabilities		
Accounts Payable		6,419
Accrued Payroll Taxes and Other		26,563
Accrued Commissions and Salaries		181,839
Due to Clearing Firm		27,987
Other Accrued Expenses		217,080
Total adjustments		(220,741)
Net cash provided by operating activities		5,474,425
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loan Proceeds		500,500
Dividends		(6,200,000)
Net cash used in financing activities		(5,699,500)
Net Increase in cash		(225,075)
Cash at beginning of year		616,482
Cash at end of year	$	391,407

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:

Interest	$	401,666
State Income taxes	$	1,500

GREAT PACIFIC SECURITIES

Statement of Subordinated Borrowings
For the Year Ended December 31, 2020

Subordinated borrowings at January 1, 2020	8,000,000
Increases:	
Issuance of subordinated notes with rollover provision	-
Decreases:	-
Subordinated borrowings, December 31, 2020	8,000,000

Note 1: ORGANIZATION AND NATURE OF BUSINESS

Great Pacific Securities (the "Company") was incorporated in the State of California under Subchapter S and is certified as a Minority Business Enterprise ("MBE"). The Company is registered with the Securities and Exchange Commission ("SEC") as of April 8, 1993 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). All shares of the Company are owned by David Swoish, The Swoish Family Trust, and Christopher Vinck. The Company has adopted a calendar year.

The Company conducts business as an introducing and intermediary broker-dealer. The Company trades exempt government securities on a principal basis and accepts equity securities on an agency basis. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all customer transactions are cleared through another broker dealer on a fully disclosed basis. Transactions are cleared through Pershing LLC, a subsidiary of Bank of New York Mellon.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Revenue Recognition

The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale. Equity trades are conducted on an agency basis and commission revenues are recorded by the Company on the trade date reported by the clearing broker.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Management estimates that 20% of the revenues were generated in the state of California.

ASC 606 Revenue Recognition

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: Included are realized and unrealized gains and losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory.

Revenue from Underwriting and Selling Group participation: Included is revenue from bond underwritings and selling group participation in any capacity.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2020:

Performance Obligations Satisfied at a Point in Time	$	15,573,470
Performance Obligations Satisfied Over Time		115,478
Total Revenue	$	15,688,948

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property & Equipment:

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness which is $70,787. In this case the minimum net capital is $100,000. On December 31, 2020, the Company's net capital of $9,141,587 exceeded the minimum net capital requirement of $100,000 by $9,041,587, and the Company's ratio of aggregate indebtedness of $1,061,812 to net capital was 0.12:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. For the year ended December 31, 2020, the Company's pension expense was $500,519.

Note 5: SUBORDINATED BORROWINGS

At December 31, 2020, the Company had two subordinated notes of $4,000,000 each, bearing interest of 5% per annum with a maturity date of September 30, 2023. The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated borrowings are secured by its stockholders' securities collateral account. Interest expense for the subordinated borrowings for year 2020 was $ 399,960, which was paid to both stockholders.

Note 6: INCOME TAXES

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

The State of California assesses a 1.5% income tax on S Corporations that have California sourced income.

For the year ended December 31, 2020, the components of the income tax expense are as follows:

State Income Taxes $ 85,510

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2017, 2018, 2019.

GREAT PACIFIC SECURITIES
Notes to Financial Statements
December 31, 2020

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1– Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2– Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3– Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2020.

Note 8: COMMITMENTS AND CONTINGENCIES

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

Management has reviewed ASC 842 and does not believe that it is applicable to the Company as their lease obligations are structured as short term (month-to-month) obligations. The following outline the company's lease obligations:

The Company leases its facilities in Costa Mesa, CA with a related party Great Pac LLC on a month-to-month basis. The monthly lease payment is $7,500.

The Company entered into a lease agreement in New York, NY on a month-to-month basis.

Total rent expenses for the year ended December 31, 2020 was $105,292 for the above leases.

Note 9: BORROWINGS

During May of 2020, the company received $500,500 from the SBA Payroll Protection Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. Prior to year-end, the Company received approval for loan forgiveness. Accordingly, the total amount is included within the Statement of Income as a reduction in commission expense for the year ended December 31, 2020.

Note 10: COVID-19

During the period from January 1, 2020 through February 22, 2021, both domestic and international equity markets have experienced significant volatility due in large part to a virus known as the COVID-19. On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency. An economic slowdown has impacted not only the United States, but the worldwide economy. Management is unable to estimate the impact this this public health emergency will have on the Company's financial position or its operating results and accordingly, no adjustments have been made to the accompanying financial statements.

Note 11: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2020 through February 22, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

GREAT PACIFIC SECURITIES

Schedule I
Statement of Net Capital
December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Stockholders' Equity, December 31, 2020	$ 1,002,644	$ 1,002,644	-
Add: Non allowable liabilities			
Subordinated Borrowings	8,000,000	8,000,000	-
Less: Non allowable assets			
Accounts Receivable	(36,142)	(36,142)	-
Other Assets	(13,856)	(13,856)	-
Tentative net capital	8,952,646	8,952,646	-
Haircuts	(2,059)	(2,059)	-
Discretionary Bonus Expense	191,000	191,000	
NET CAPITAL	9,141,587	9,141,587	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 9,041,587	$ 9,041,587	-
Aggregate indebtedness	$ 1,061,812	$ 1,061,812	-
Ratio of aggregate indebtedness to net capital	0.12:1	0.12:1	

There were no differences between the audited financial statements and the amended Focus report filed at December 31, 2020.

GREAT PACIFIC SECURITIES

December 31, 2020

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have reviewed management's statements, included in the accompanying Great Pacific Securities Exemption Report in which (1) Great Pacific Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Pacific Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Great Pacific Securities stated that Great Pacific Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Great Pacific Securities' management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Great Pacific Securities' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2021

Great Pacific Securities

Assertions Regarding Exemption Provisions

We, as directors of management of Great Pacific Securities ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2020 through December 31, 2020.

Great Pacific Securities

By:

David Swoish, CEO   2/22/21

_____
(Name and Title)

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Great Pacific Securities
Costa Mesa, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Great Pacific Securities and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Great Pacific Securities (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Great Pacific Securities' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
16*40*******2684********************MIXED AADC 220
44398   FINRA   DEC
GREAT PACIFIC SECURITIES
ATTN: DAVID SWOISH
151 KALMUS DR STE H8
COSTA MESA, CA 92626-5971
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Vinck
(714) 619-3000

2. A. General Assessment (item 2e from page 2) $ _20,132 -_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_10,261 -_)

   _8/10/2020_
   Date Paid

   C. Less prior overpayment applied   (_—_)

   D. Assessment balance due or (overpayment)   _9,871_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _—_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _9,871 -_

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑ $ _9,871 ºº_
   Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Great Pacific Securities
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the _3rd_ day of _February_ , 20 _21_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

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DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 15,068,948

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. Ø

(2) Net loss from principal transactions in securities in trading accounts. Ø

(3) Net loss from principal transactions in commodities in trading accounts. Ø

(4) Interest and dividend expense deducted in determining item 2a. Ø

(5) Net loss from management of or participation in the underwriting or distribution of securities. Ø

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. Ø

(7) Net loss from securities in investment accounts. Ø

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. Ø

(2) Revenues from commodity transactions. Ø

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 745,138 −

(4) Reimbursements for postage in connection with proxy solicitation. Ø

(5) Net gain from securities in investment accounts. Ø

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 1,407,456 −

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). Ø

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Consulting Services + Interest Incomes 114,358 −

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 448 −

Enter the greater of line (i) or (ii) 448 −

Total deductions 2,267,400 −

2d. SIPC Net Operating Revenues $ 13,421,548 −

2e. General Assessment @ .0015 $ 20,132 −

(to page 1, line 2.A.)

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